SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 11-K

(Mark One)

__X__   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 1999

OR

_____   TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from --------------------to---------------------.

Commission file number 1-9759

A.   Full title of the plan and the address of the plan, if different from that of the
Issuer named below:

     IMC-AGRICO MP, INC. PROFIT SHARING AND SAVINGS PLAN

B.   Name of issuer of the securities held pursuant to the plan and the address
Of its principal executive office:

IMC GLOBAL INC.
2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

Employer Identification #36-3888539
Plan #101

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
(Together with Auditors' Report)

DECEMBER 31, 1999 AND 1998

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

TABLE OF CONTENTS

Independent Auditors' Report

Plan Administrator
  IMC-Agrico MP, Inc.
  Profit Sharing and Savings Plan

We have audited the accompanying statement of net assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.

The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC   May 26, 2000

Report of Independent Auditors

Plan Administrator
IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statement of assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois   Ernst & Young LLP
May 7, 1999

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS		
Cash	$ 397	$ -
Investments, at fair value:		
Master trust funds:		
Interest in IMC Agrico Stock Fund	8,166,796	8,216,850
Interest in IMC Agrico Fixed Income Fund	27,382,481	24,747,852
Interest in IMC Agrico Bond Fund	3,402,257	4,486,669
Mutual funds:		
Fidelity Equity-Income Fund, Inc.	26,205,983	30,060,508
Vanguard Wellington Fund, Inc.	5,345,833	6,149,712
Fidelity Magellan Fund, Inc.	14,427,552	11,253,966
Templeton Foreign Fund, Inc.	965,918	237,379
Franklin Balance Sheet Investment Fund, Inc.	381,701	459,165
Vanguard Index Trust 500 Fund, Inc.	8,248,162	5,018,118
Loans to participants	4,155,759	4,955,634
Total investments	98,682,839	95,585,853
Receivables:		
Participant contributions	68,752	98,872
Company contributions	24,485	2,368,099
Total receivables	93,237	2,466,971
NET ASSETS AVAILABLE FOR BENEFITS	$ 98,776,076	$ 98,052,824

The accompanying notes are an integral part of these financial statements.

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS		
Investment income:		
Interest and dividends	$ 1,273,135	$ 1,218,335
Net realized and unrealized appreciation		
in fair value of investments	5,477,514	6,754,240
Income (loss) from master trust funds	534,415	(615,339)
Total investment income	7,285,064	7,357,236
Contributions:		
Participants	4,723,564	5,067,772
Company	2,229,799	5,254,947
Total contributions	6,953,363	10,322,719
Transfers from other plans	-	33,370,424
Total additions	14,238,427	51,050,379
DEDUCTIONS		
Distributions	12,221,210	4,129,354
Transfers to other plans	1,293,965	-
Total deductions	13,515,175	4,129,354
NET INCREASE	723,252	46,921,025
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	98,052,824	51,131,799
End of year	$ 98,776,076	$ 98,052,824

The accompanying notes are an integral part of these financial statements.

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan**

Effective January 1, 1998, the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. was amended, restated and renamed the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan (the Plan). Also on January 1, 1998, the Investment Plan for Non-Union Hourly Employees of IMC-Agrico MP, Inc. was merged into the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined-contribution plan which was established on July 1, 1993. Employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Phosphate Resource Partners, Limited Partnership, are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1999 and 1998. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC. Company matching contributions were equal to 100% of the first 3 %, and 50% of the second 3% of participants' eligible contributions for the year ended December 31, 1999 and 1998. The Company may also make a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company Stock Fund may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions.

1. **Description of the Plan (continued)**

Under certain circumstances, participants may rollover their vested benefits from other qualified benefit plans to the Plan.

Participant Accounts

Separate accounts are maintained for each participant. Each participant's account balance is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

- *Company Stock Fund* – Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

- *Fixed Income Fund* – Assets are invested in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

  a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

  b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.65% through March 15, 2001.

  c. GIC with Sunamerica Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

1. **Description of the Plan (continued)**

    d. GIC with Government Plus Synthetic with an open maturity and interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

    e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

    f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.05% through July 27, 2003.

    g. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

    h. GIC with John Hancock with a guaranteed interest rate of 6.11% through March 31, 2004.

    i. GIC with Protective Life with a guaranteed interest rate of 6.25%, ½ due December 31, 2002, and remainder due June 30, 2004.

    j. Marshall Money Market Fund.

    k. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

- *Bond Fund* – Assets are invested in shares of the IMC-Agrico Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

- *Equity Fund* – Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

1. **Description of the Plan (continued)**

   - *Balanced Fund* – Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

   - *Growth Fund* – Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

   - *International Equity Fund* – Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

   - *Aggressive Equity Fund* – Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

   - *Index Equity* – Assets are invested in shares of Vanguard Index Trust 500 Fund, Inc., a mutual fund which invests in S&P 500 companies.

   - *Loan Fund* – Loans made to participants as described below.

   Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

   Vesting

   Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

   Withdrawals

   Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

1. **Description of the Plan (continued)**

Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

Deferred Distributions

Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2. **Summary of Significant Accounting Policies**

Investment Valuation

All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
(Continued)

2. **Summary of Significant Accounting Policies (continued)**

   Income Recognition

   Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

   Contributions

   Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

   Withdrawals

   Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   New Accounting Pronouncement

   Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters,* in 1999.

3. **Investment in Master Trust**

   Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund are invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico

3. **Investment in Master Trust (Continued)**

MP, Inc. 401(k) plans. The Plan held a 100%, 91.9%, and 86.5% interest, respectively, in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund at December 31, 1999 (100%, 95.5% and 87.1%, respectively, at December 31, 1998).

The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Bond Fund of America	$ 3,327,639	$ -	$ -
IMC Global Inc. common stock	-	8,625,974	-
M&I Stable Principal Fund	-	-	14,348,030
Guaranteed Investment Contracts:			
CDC Investment Management Corp.	-	-	1,500,000
Rabobank Alternative	-	-	829,073
Sunamerica Life Company	-	-	3,579,144
Government Plus Synthetic	-	-	2,740,361
Ohio National	-	-	1,638,848
Sunamerica Life Synthetic	-	-	1,310,878
Connecticut General Life	-	-	1,600,177
John Hancock	-	-	1,568,544
Protective Life	-	-	2,078,918
Marshall Money Market Fund	69,168	262,964	612,159
Accrued interest and dividends	4,022	2,074	54,885
Net Assets	$ 3,400,829	$ 8,891,012	$ 31,861,017

The assets of the pooled funds as of December 31, 1998, were as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Bond Fund of America	$ 4,395,805	$ -	$ -
IMC Global Inc. common stock	-	8,405,762	-
M&I Stable Principal Fund	-	-	13,729,913
Guaranteed Investment Contracts:			
CDC Investment Management Corp.	-	-	1,500,000
Rabobank Alternative	-	-	938,039
Sunamerica Life Company	-	-	3,343,745
Government Plus Synthetic	-	-	2,586,737
Ohio National	-	-	1,542,445
Sunamerica Life Synthetic	-	-	1,500,757
Connecticut General Life	-	-	1,519,315
General American Synthetic	-	-	1,517,803
Marshall Money Market Fund	86,098	104,275	145,405
Pending transactions	-	89,751	-
Accrued interest and dividends	371	1,699	72,410
Net Assets	$ 4,482,274	$ 8,601,487	$ 28,396,569

3. **Investment in Master Trust (Continued)**

Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Additions			
Interest and dividend income	$ 269,452	$ 177,356	$ 1,680,709
Net realized and unrealized depreciation in fair value of investments	(176,433)	(1,855,870)	-
Contributions and transfers from other plans	903,207	37,074,481	45,454,721
	996,226	35,395,967	47,135,430
Deductions			
Benefits paid	2,077,671	35,106,442	43,670,982
Net increase (decrease) in assets	(1,081,445)	289,525	3,464,448
Net assets, beginning of year	4,482,274	8,601,487	28,396,569
Net assets, end of year	$ 3,400,829	$ 8,891,012	$ 31,861,017

Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

	IMC-Agrico Bond Fund	IMC-Agrico Stock Fund	IMC-Agrico Fixed Income Fund
Additions			
Interest and dividend income	$ 314,120	$ 97,003	$ 1,680,792
Net realized and unrealized depreciation in fair value of investments	(78,774)	(2,297,412)	-
Contributions and transfers from other plans	2,921,167	19,496,739	24,287,771
	3,156,513	17,296,330	25,968,563
Deductions			
Benefits paid	2,885,187	14,679,071	22,707,640
Investment expenses	-	66,363	31,850
	2,885,187	14,745,434	22,739,490
Net increase in assets	271,326	2,550,896	3,229,073
Net assets, beginning of year	4,210,948	6,050,591	25,167,496
Net assets, end of year	$ 4,482,274	$ 8,601,487	$ 28,396,569

4. **Significant Investments**

Investments (all are participant-directed) that represent 5% or more of assets available for benefits at December 31, 1999 and 1998, were as follows:

	December 31	
	1999	1998
Fidelity Equity-Income Fund, Inc.	$ 26,205,983	$ 30,060,508
Vanguard Wellington Fund, Inc.	5,345,833	6,149,712
Fidelity Magellan Fund, Inc.	14,427,552	11,253,966
Vanguard Index Trust 500 Fund, Inc.	8,248,162	5,018,118

5. **Federal Income Tax Status**

The Internal Revenue Service ruled on May 15, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedules

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan Number: 101

Identity of Issuer	Description	Number of Shares	Cost	Current Value
Marshall and Ilsley Trust Company*	Fidelity Equity-Income Fund, Inc.	490,014	$ 24,680,301	$ 26,205,983
	Vanguard Wellington Fund, Inc.	191,195	5,562,649	5,345,833
	Fidelity Magellan Fund, Inc.	105,596	12,279,427	14,427,552
	Templeton Foreign Fund, Inc.	86,089	894,402	965,918
	Franklin Balance Sheet Investment Fund, Inc.	12,527	396,782	381,701
	Vanguard Index Trust 500 Fund, Inc.	60,949	7,492,258	8,248,162
Loans to participants (7.00% - 10.75%)		-	4,155,759	4,155,759
			$ 55,461,578	$ 59,730,908

*Indicates party-in-interest to the Plan.

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE G, PART I

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan Number: 101

Social Security Number	Original Loan Amount	Principal and Interest Paid During the Year	Loan Issue Date	Maturity Date	Default Date	Interest Rate	Collateral	
							Type	Value
435-90-5447	$ 4,000	$ 748	12/31/98	12/31/01	9/28/99	7.75%	Participant account	$ 54,445
259-86-4533	5,000	1,065	1/31/95	1/16/00	12/22/99	9.50%	Participant account	47,409
437-76-0932	17,000	-	2/20/98	2/14/03	8/27/99	8.50%	Participant account	109,634
433-66-4968	17,000	-	5/31/95	5/15/00	8/27/99	10.00%	Participant account	224,208
433-66-4968	15,000	-	3/31/94	3/15/99	8/27/99	7.00%	Participant account	224,208
263-27-7044	9,900	1,543	2/15/99	2/11/02	9/28/99	7.75%	Participant account	15,953

IMC-AGRICO MP, INC.
PROFIT SHARING AND SAVINGS PLAN

SCHEDULE H, PART IV, ITEM 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3888539

Plan Number: 101

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Value of Asset on Transaction Date	Net Gain
Series of securities transactions in excess of 5% of plan assets						
Marshall and Ilsley Trust Company*	Fidelity Equity-Income Fund, Inc.	$ 11,447,583	$ -	$ 11,447,583	$ 11,447,583	$ -
		-	14,234,057	11,997,250	14,234,057	2,236,807
	Fidelity Magellan Fund, Inc.	11,235,155	-	11,235,155	11,235,155	-
		-	9,490,972	8,124,411	9,490,972	1,366,561
	Vanguard Index Trust 500 Fund, Inc.	18,457,698	-	18,457,698	18,457,698	-
		-	16,347,108	15,362,677	16,347,108	984,431

*Indicates party-in-interest to the Plan.

-17-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused This annual report to be signed on its behalf by the undersigned hereunto duly Authorized.

IMC-AGRICO MP, INC. PROFIT SHARING AND SAVINGS PLAN

/s/ J. Bradford James

J. Bradford James
Chairman of the Employee Benefits Committee

Date: June 28, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James ----------------------- J. Bradford James	Senior Vice President and Chief Financial Officer	June 28, 2000
/s/ Stephen P. Malia ----------------------- Stephen P. Malia	Senior Vice President Human Resources	June 28, 2000
/s/ E. Paul Dunn, Jr. ---------------------- E. Paul Dunn, Jr.	Vice President and Treasurer	June 28, 2000
/s/ Mary Ann Hynes ---------------------- Mary Ann Hynes	Senior VicePresident and General Counsel	June 28, 2000